UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solo Brands, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

83425V104

(CUSIP Number)

May 16, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83425V104	Page 1 of 8

1.	Names of Reporting Persons. NB Alternatives Advisers LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 627,286
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 627,286

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 627,286
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1% (1)
12.	Type of Reporting Person (See Instructions) IA

(1)

Based on 58,083,183 shares of Common Stock of the Issuer outstanding as of March 31, 2023 after giving effect to the Transactions (as defined below), as reported in the Issuer’s Prospectus Supplement dated May 11, 2023, filed by the Issuer with the SEC on May 12, 2023.

CUSIP No. 83425V104	Page 2 of 8

1.	Names of Reporting Persons. NB Crossroads Private Markets Fund V Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,363
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,363

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,363
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1% (1)
12.	Type of Reporting Person (See Instructions) IV

(1)

Based on 58,083,183 shares of Common Stock of the Issuer outstanding as of March 31, 2023 after giving effect to the Transactions (as defined below), as reported in the Issuer’s Prospectus Supplement dated May 11, 2023, filed by the Issuer with the SEC on May 12, 2023.

CUSIP No. 83425V104	Page 3 of 8

1.	Names of Reporting Persons. NB Crossroads XXII - MC Holdings LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 81,548
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 81,548

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,548
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 58,083,183 shares of Common Stock of the Issuer outstanding as of March 31, 2023 after giving effect to the Transactions (as defined below), as reported in the Issuer’s Prospectus Supplement dated May 11, 2023, filed by the Issuer with the SEC on May 12, 2023.

CUSIP No. 83425V104	Page 4 of 8

1.	Names of Reporting Persons. NB Select Opps II MHF LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 272,869
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 272,869

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,869
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Based on 58,083,183 shares of Common Stock of the Issuer outstanding as of March 31, 2023 after giving effect to the Transactions (as defined below), as reported in the Issuer’s Prospectus Supplement dated May 11, 2023, filed by the Issuer with the SEC on May 12, 2023.

CUSIP No. 83425V104	Page 5 of 8

1.	Names of Reporting Persons. NB Gemini Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 241,506
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 241,506

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,506
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 58,083,183 shares of Common Stock of the Issuer outstanding as of March 31, 2023 after giving effect to the Transactions (as defined below), as reported in the Issuer’s Prospectus Supplement dated May 11, 2023, filed by the Issuer with the SEC on May 12, 2023.

CUSIP No. 83425V104	Page 6 of 8

Item 1.

(a)	Name of Issuer

Solo Brands, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1001 Mustang Drive

Grapevine, Texas 76051

Item 2.

(a) Name of Person Filing

This Schedule 13G is being jointly filed by and on behalf of each of NB Alternatives Advisers LLC (“NBAA”), NB Crossroads Private Markets Fund V Holdings LP (“NB Private Markets V”), NB Crossroads XXII—MC Holdings LP (“NB Crossroads XXII”), NB Select Opps II MHF LP (“NB Select Opps II”), and NB Gemini Fund LP (“NB Gemini” and, collectively with NBAA, NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act.

On May 16, 2023, pursuant to an underwriting agreement (the “Underwriting Agreement”), which is attached as Exhibit 1.1 to the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2023, entered into by the Issuer in connection with a registered secondary offering and sale of shares of Common Stock by NB Private Markets V, NB Crossroads XXII, NB Gemini, and NB Select Opps II (collectively, the “NB Parties”) and certain other selling stockholders listed on Schedule B to the Underwriting Agreement, the underwriters purchased shares of Common Stock from the NB Parties (the foregoing transaction being referred to herein as the “Offering”).

In addition, on May 16, 2023, pursuant to a privately negotiated Stock Purchase Agreement (the “Purchase Agreement”), which is attached as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on May 12, 2023, by and between the Issuer, the NB Parties and certain other selling stockholders, the Issuer repurchased shares of Common Stock from the NB Parties (the foregoing transaction being referred to herein as the “Repurchase” and, together with the Offering, the “Transactions”).

NBAA exercises dispositive and voting power with respect to the shares of Common Stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini, and, as a result, may be deemed to beneficially own the shares of Common Stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini. Following the Transactions, NBAA may be deemed to beneficially own (i) 31,363 Shares, held directly by NB Private Markets V, (ii) 81,548 Shares held directly by NB Crossroads XXII, (iii) 241,506 Shares held directly by NB Gemini, and (iv) 272,869 Shares held directly by NB Select Opps II.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 14, 2022 by the Reporting Persons with the SEC, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

CUSIP No. 83425V104	Page 7 of 8

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Class A Common Stock, $0.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

83425V104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

CUSIP No. 83425V104	Page 8 of 8

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) and/or Section 13(g) of the Act. Each Reporting Person declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2023

NB Alternatives Advisers LLC

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Managing Director

NB Crossroads Private Markets Fund V Holdings LP

By:	/s/ Michael Smith
Name:	Michael Smith
Title:	Authorized Signatory

NB Crossroads XXII – MC Holdings LP

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Authorized Signatory

NB Select Opps II MHF LP

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Authorized Signatory

NB Gemini Fund LP

By:	/s/ Paul Daggett
Name:	Paul Daggett
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on February 14, 2022, by the Reporting Persons with the Securities and Exchange Commission).